SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)(1)

                           WHG Bancshares Corporation
                             -----------------------
                                (Name of Issuer)

                                  Common Shares
                     ---------------------------------------
                         (Title of Class of Securities)

                                   928949 10 6
                                   -----------
                                 (CUSIP Number)


                                 Gary R. Dowell
                                 Janet M. Dowell
                                1720 Content Lane
                          Reisterstown, Maryland 21136
                                 (410) 833-9111
                  ---------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 October 5, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing persons has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 10 pages)

CUSIP No.  928949 10 6                13D                     Page 2 of 10 Pages



1.   Names of reporting persons:

     Gary R. Dowell

2.   Check the appropriate box if a member of a group:

                  (a)      [ X ]
                  (b)      [   ]

3.   SEC use only:

4.   Sources of funds: PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or place of organization: United States

Number of         7.    Sole Voting Power: 51,300
shares
beneficially      8.    Shared Voting Power: 15,700
owned by
each              9.    Sole Dispositive Power: 51,300
reporting
person with      10.    Shared Dispositive Power: 15,700

11.  Aggregate amount beneficially owned by each reporting person: 67,000

12.  Check box if the aggregate amount in Row 11 excludes certain shares: [ ]

13.  Percent of class represented by amount in Row 11: 5.21%

14.  Type of reporting person: IN

CUSIP No.  928949 10 6                13D                     Page 3 of 10 Pages





1.   Names of reporting persons:

     Janet M. Dowell

2.   Check the appropriate box if a member of a group:

                  (a)      [ X ]
                  (b)      [   ]

3.   SEC use only:

4.   Sources of funds: PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or place of organization: United States

Number of         7.    Sole Voting Power: 0
shares
beneficially      8.    Shared Voting Power: 13,700
owned by
each              9.    Sole Dispositive Power: 0
reporting
person with      10.    Shared Dispositive Power: 13,700

11.  Aggregate amount beneficially owned by each reporting person: 13,700

12.  Check box if the aggregate amount in Row 11 excludes certain shares: [ ]

13.  Percent of class represented by amount in Row 11: 1.07%

14.  Type of reporting person: IN

CUSIP No.  928949 10 6                13D                     Page 4 of 10 Pages



1.   Names of reporting persons:

     Liberty Financial Group, Inc.

2.   Check the appropriate box if a member of a group:

                  (a)      [ X ]
                  (b)      [   ]

3.   SEC use only:

4.   Sources of funds: WC

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or place of organization: Maryland

Number of         7.    Sole Voting Power:      0
shares
beneficially      8.    Shared Voting Power:  2,000
owned by
each              9.    Sole Dispositive Power:      0
reporting
person with      10.    Shared Dispositive Power:  2,000

11.  Aggregate amount beneficially owned by each reporting person: 2,000

12.  Check box if the aggregate amount in Row 11 excludes certain shares: [ ]

13.  Percent of class represented by amount in Row 11: 0.15%

14.  Type of reporting person: CO

CUSIP No.  928949 10 6                13D                     Page 5 of 10 Pages


Item 1.  Security and Issuer.


     This is Amendment No. 1 to the Schedule 13D filed on April 23, 2001. This Amendment No. 1 to Schedule 13D is being filed by Gary R. Dowell, Janet M. Dowell and Liberty Financial Group, Inc. (collectively the "Reporting Persons").

     This Schedule 13D relates to the common stock (the "Common Stock") of WHG Bancshares Corporation (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 1505 York Road, Lutherville, Maryland 21093-5651.

Item 2.  Identity and Background.

     (a) The names of the Reporting Persons are Gary R. Dowell, Janet M. Dowell and Liberty Financial Group, Inc.

     Gary R. Dowell and Janet M. Dowell
     ----------------------------------

     (b) The residence address of Gary R. Dowell and Janet M. Dowell is 1720 Content Lane, Reisterstown, Maryland 21136.
     (c) Gary R. Dowell and Janet M. Dowell are investors.
     (d) Neither Gary R. Dowell or Janet M. Dowell has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Gary R. Dowell and Janet M. Dowell are citizens of the United States of America.

     Liberty Financial Group, Inc.
     -----------------------------

     Liberty Financial Group, Inc. ("Liberty") is a corporation organized under the laws of the State Maryland. The address of its principal business and of its principal office is 1720 Content Lane, Reisterstown, Maryland 21136. Its principal business is to carry on any and all business transactions and activities permitted by the Maryland General Corporate Law. During the last five years Liberty has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Liberty has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds initially expended by Gary R. Dowell and Janet M. Dowell to acquire Common Stock was previously reported in the Schedule 13G filed on April 23, 2001. Since that date, the total additional funds expended by the Reporting Persons was $22,370, all of which was expended by Liberty out of its working capital to acquire 2,000 shares of Common Stock. The above figure includes all commissions and fees.

CUSIP No.  928949 10 6                13D                     Page 6 of 10 Pages


Item 4.  Purpose of Transaction.

     The purpose of the acquisition of Common Stock of the Issuer is to profit from the appreciation in the market price of the Common Stock though the assertion of shareholder rights. The Reporting Persons expect to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The Reporting Persons do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock.

     The Reporting Persons believe that the Issuer can increase shareholder value, within a reasonable period of time, by making additional repurchases of its shares and/or selling the Issuer. The Reporting Persons also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. Further, the Reporting Persons believe that the Issuer should have its major shareholders sitting on its Board of Directors.

     The Reporting Persons intend to exercise their shareholder rights to influence the policies of the Issuer in this regard. The Reporting Persons may, without limitation seek to: (a) meet with Issuer's management and the Board of Directors; (b) demand the Issuer's shareholder list and communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (c) seek representation on the Issuer's Board; (d) demand the Issuer's Board of Directors meeting minutes; (e) call a special meeting of the shareholders; (f) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action; (g) contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer; (h) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (i) acquire additional shares; and/or (j) form an investment group for the purpose of acquiring the Issuer.

     On May 7, 2001 Mr. Dowell met with Mr. Peggy Stewart, President of the Company, at her office. At that meeting, Mr. Dowell requested that he be named a director of the Company and its subsidiary, Heritage Savings Bank, FSB (the "Bank"). Mr. Dowell further stated that he would like to work within the Company to improve its earnings and enhance shareholder value. On May 30, 2001, Mr. Dowell sent Ms. Stewart a letter stating that he did not hear from her following the May 2001 Board meeting and that in a subsequent telephone conversation Ms. Stewart did not provide a time frame for the Company to respond to his request for a Board seat. In that letter, Mr. Dowell asked for a decision no later than June 30, 2001 and stated that if he did not receive a response by that date he would consider that a denial of his request for a Board seat. A copy of Mr. Dowell's May 30, 2001 letter is attached as Exhibit 2 and is incorporated herein by reference.

     On August 2, 2001, Cede & Co., the nominee of the Depository Trust Company, as holder of record of shares of Common Stock beneficially owned by the Reporting Persons, acting pursuant to Section 2-513 of the Maryland General Corporation Law, sent a letter to Ms. Diana L. Rohrback, Secretary of the Company, in which it demanded on behalf of the Reporting Persons that it be permitted to inspect certain records and documents of the Company specified in such letter. A copy of such letter is attached hereto as Exhibit 3 and is incorporated herein by reference. The specific records and documents demanded were: (i) a complete record or list of shareholders of the Company; (ii) all information and listings then or thereafter in the Company's possession or control, or which can reasonably be obtained from nominees of any central certificate depository system, concerning the number and identity of, and the number of shares held by actual

CUSIP No.  928949 10 6                13D                     Page 7 of 10 Pages

beneficial owners of the Company's stock; (iii) a NOBO or COBO list; (iv) a list of shareholders who are participants in any Company employee stock ownership plan, employee stock purchase plan, dividend reinvestment plan or similar plan in which voting stock under the plan is controlled by plan participants; (v)a copy of all shareholder identification, stockwatch or similar reports prepared by or on behalf of the Company within the past three years for use in ascertaining the identities of the Company's underlying beneficial owners; (vi) copies of the Company's articles of incorporation and bylaws; and (vii) copies of minutes of all meetings of the Company's and the Bank's Boards of Directors and committees thereof held with the past three years.

     In a letter dated August 7, 2001, Mr. Dowell expressed to Ms. Stewart his disappointment in her action or inaction to recommend and have him appointed to the Company's Board of Directors. He asked the Board to reconsider his offer to assist the Company in improving shareholder value by improving management of the Bank's resources to increase returns on assets and equity to average banking standards. A copy of Mr. Dowell's August 7, 2001 letter is attached hereto as
Exhibit 4 and is incorporated herein by reference. The Company did not provide copies of the documents requested, and referred Mr. Dowell to the SEC's website for copies of the Company's articles of incorporation and bylaws. By letter dated August 29, 2001 Mr. Dowell stated that he believed he would be entitled to review the Company's list of stockholders after October 18, 2001. A copy of that letter is attached hereto as Exhibit 5 and incorporated herein by reference. Subsequently, the Company's legal counsel advised Mr. Dowell that he would be required to request to review the list of stockholders again after October 18, 2001 and his request would be considered at that time.

     The Reporting Persons may at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect to the Issuer's common stock. The Reporting Persons plan to request to meet with representative of the Issuer's management and Board of Directors to hear and assess their plans and goals. The reporting Persons may make future purchases of shares of common stock, including forming an investment group to acquire up to 100% of the common shares of the Issuer. The reporting Persons may dispose of any or all the shares of Common Stock held by them, although there are no current intentions to do so.

Item 5.  Interest in Securities of the Issuer.

     The percentages used in this Amendment No. 1 to Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,285,132, reported as the number of outstanding shares as of August 1, 2001 on the Issuer's Form 10-QSB dated August 13, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq SmallCap Market.

     (A)  Gary R. Dowell

          (a)  Aggregate number of shares beneficially owned: 67,000
               Percentage: 5.21%

          (b)  1. Sole power to vote or to direct vote: 51,300
               2. Shared power to vote or to direct vote: 15,700
               3. Sole power to dispose or to direct the disposition: 51,300
               4. Shared power to dispose or to direct disposition: 15,700

          (c) Other than shares purchased by Liberty (see Paragraph (C) below), Gary R. Dowell did not effect any transaction in the Common Stock during the past 60 days.

CUSIP No.  928949 10 6                13D                     Page 8 of 10 Pages

          (d) Because he is the sole director and executive officer of Liberty, Mr. Dowell has the power to direct the affairs of Liberty, including the voting and disposition of shares of Common Stock held in the name of Liberty. Therefore, Mr. Dowell is deemed to share voting and disposition power with Liberty with regard to those shares of Common Stock.

     (B) Janet M. Dowell

          (a)  Aggregate number of shares beneficially owned: 13,700
               Percentage: 1.07%

          (b)  1. Sole power to vote or to direct vote: 0
               2. Shared power to vote or to direct vote: 13,700
               3. Sole power to dispose or to direct the disposition: 0
               4. Shared power to dispose or to direct disposition: 13,700

          (c) Janet M. Dowell has not effected any transactions in the Common Stock during the past 60 days.

          (d) No other person has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from a sale of, shares beneficially owned by the Reporting Persons.

     (C)  Liberty

          (a)  Aggregate number of shares  beneficially owned: 2,000
               Percentage: 0.15%

          (b)  1. Sole power to vote or to direct vote: 0
               2. Shared power to vote or to direct vote: 2,000
               3. Sole power to dispose or to direct the disposition: 0
               4. Shared power to dispose or to direct disposition: 2,000

          (c) During the past 60 days, Liberty acquired beneficial ownership of the shares of Common Stock of the Issuer at the dates, price per share and total consideration paid set forth below.

                   Number            Price
Date              of Shares         Per Share          Total Cost
----              ---------         ---------          ----------

8/20/01            1,000             $11.25             $11,310

          (d) Because he is the sole director and executive officer of Liberty, Mr. Dowell has the power to direct the affairs of Liberty. Liberty may be deemed to share with Mr. Dowell voting and disposition power with regard to the shares of Common Stock held by Liberty.

     (e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

     None, except for the Joint Filing Agreement filed as Exhibit 1 hereto.

CUSIP No.  928949 10 6                13D                     Page 9 of 10 Pages


Item 7.  Material to be Filed as Exhibits.

         The following is filed as an exhibit to this statement:

         Exhibit 1 Joint Filing Agreement between Gary R. Dowell, Janet M. Dowell and Liberty Financial Group, Inc.

         Exhibit 2 Letter of Gary R. Dowell, dated May 30, 2001, to Peggy Stewart, President, WHG Bancshares Corporation

         Exhibit 3       Letter of Cede & Co., dated August 2, 2001, to Diana
                         L. Rohrback, Secretary, WHG Bancshares Corporation

         Exhibit 4 Letter of Gary R. Dowell, dated August 7, 2001, to Peggy J. Stewart, President, WHG Bancshares Corporation

         Exhibit 5 Letter of Gary R. Dowell, dated August 29, 2001, to Peggy J. Stewart, President, WHG Bancshares Corporation

CUSIP No.  928949 10 6                13D                    Page 10 of 10 Pages



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  Date: October 5, 2001


                                                  /s/ Gary R. Dowell
                                                  ------------------------------
                                                  Gary R. Dowell


                                                  /s/ Janet M. Dowell
                                                  ------------------------------
                                                   Janet M. Dowell


                                                   Liberty Financial Group, Inc.


                                                   By: /s/ Gary R. Doewll
                                                       -------------------------
                                                       Gary R. Dowell
                                                       President